SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2009

Commission File Number: 1-14640

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant’s Name Into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:   ☐      No:   ☒

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

CNPJ. 33.700.394/0001-40
NIRE. 35.300.102.771

PUBLICLY HELD COMPANY

SUMMARY MINUTES OF THE EXTRAORDINARY SHAREHOLDERS MEETING, HELD ON JANUARY 21, 2009.

VENUE AND TIME:	Eusébio Matoso Avenue, 891, ground floor, in the city of São Paulo, State of São Paulo, 2:00p.m.

BOARD:	Geraldo Travaglia Filho - Chairman
Leila Cristiane Barboza Braga de Melo – Secretary

QUORUM:	Shareholders representing the total stock capital.

CALL NOTICE:	Publishing the call notice is not required, as provided by paragraph 4 of article 124 of Rule No. 6,404/76

UNANIMOUS RESOLUTION:

Mr. JEAN-MARC ROBERT NOGUEIRA BAPTISTA ETLIN, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Av. Brigadeiro Faria Lima, 3400, 4th floor, bearer of Identity Card (RG) No. 5.569.852-SSP-SP and enrolled with the Individual Taxpayers’ Registry (CPF) under No. 051.036.138-24, was elected to the Board of Officers as Executive Officer for a term lasting until the officers to be elected at the Annual Shareholders Meeting to be held by April 30, 2009 take office.

AUDIT COMMITTEE:	There were no manifestations by the Audit Committee, as it was not in session.

São Paulo, January 21, 2009.

(authorized signatures): Geraldo Travaglia Filho - Chairman
Leila Cristiane Barboza Braga de Melo – Secretary

SHAREHOLDERS PRESENT: Officers José Lucas Ferreira de Melo and Geraldo Travaglia Filho of UNIBANCO HOLDINGS S.A.; President and Chief Executive Officer Roberto Egydio Setubal and Senior Vice President Antonio Carlos Barbosa de Oliveira of BANCO ITAÚ S.A.; and President and Chief Executive Officer Pedro Moreira Salles of E.JOHNSTON REPRESENTAÇÃO E PARTICIPAÇÕES S.A. This is a revised copy of the original minutes registered in the company’s book “Minutes of Extraordinary Meeting.”

São Paulo, January 21, 2009.

Geraldo Travaglia Filho Chairman	Leila Cristiane Barboza Braga de Melo Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 21, 2009
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

	By:	/s/ Geraldo Travaglia Filho Name: Geraldo Travaglia Filho Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.